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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  FORM U-9C-3


                                QUARTERLY REPORT


                    FOR THE QUARTER ENDED SEPTEMBER 30, 1997



  Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935





                         THE COLUMBIA GAS SYSTEM, INC.
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458


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                                    CONTENTS

                                                                                                   Page
ITEM 1 - Organization Chart                                                                           2


ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                               2


ITEM 3 - Associated Transactions                                                                      3


ITEM 4 - Summary of Aggregate Investment                                                              3


ITEM 5 - Other Investments                                                                            4


ITEM 6 - Financial Statements and Exhibits                                                            4

         Statements of Income                                                                         4

         Balance Sheet                                                                                4

         Exhibits                                                                                     4


SIGNATURE                                                                                             5





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ITEM 1 - ORGANIZATION CHART

    Name            Energy or                                                   Percentage
of Reporting       gas-related         Date of               State of             Voting             Nature of
  Company           Company          Organization         Organization       Securities Held         Business
-----------        ---------         ------------         ------------       ---------------        ----------
Alamco, Inc.       Alamco            August 7, 1997          Delaware              100%             Exploration
(Alamco)                                                                                            and Production
                                                                                                    of natural gas
                                                                                                    and oil

On August 7, 1997, Columbia Natural Resources, Inc. acquired Alamco, a gas and oil production company that operates in the Appalachian Basin, for approximately $100 million including the assumption of $24 million of outstanding debt. Under the agreement, holders of Alamco received, on a fully diluted basis, $15.75 per share of common stock.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
(dollars in thousands)

Company      Type of      Principal    Person to                 Collateral to       Consideration
 Issuing     Security     Amount of    Issue or     Cost of      Whom Security         Given with              Received for
Security      Issued      Security     Renewal      Capital        was Issued           Security               Each Security
---------    --------   ------------   -------     ---------   -----------------   ----------------            -------------

Confidential treatment requested


CAPITAL CONTRIBUTIONS:
(dollars in thousands)

   Company                        Company                             Amount
 Contributing                    Receiving                              of
   Capital                        Capital                       Capital Contribution
--------------                  ------------                    --------------------

Confidential treatment requested


ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies (dollars in thousands)

Reporting              Associate
Company                 Company          Types of        Direct          Indirect                         Total
Rendering              Receiving         Services         Costs           Costs             Cost          Amount
 Services              Services          Rendered        Charged         Charged         of Capital       Billed
------------         -------------       --------        -------         -------         -----------    -----------

Confidential treatment requested





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Part II -- Transactions performed by associate companies on behalf of reporting companies (dollars in thousand)

Associate            Reporting
 Company              Company            Types of          Direct         Indirect                            Total
Rendering            Receiving           Services          Costs           Costs             Cost             Amount
 Services             Services           Rendered         Charged         Charged         of Capital          Billed
----------           -----------         --------        ---------       ---------        ----------       ------------

Confidential treatment requested


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)


   Total consolidated capitalization as of September 30, 1997             $3,726,600          Line 1
   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                             $558,990           Line 2

   Greater of $50 million or line 2                                              *            Line 3
   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business
   Total current aggregate investment                                            *            Line 4

   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                          *            Line 5


*  Confidential treatment requested



ITEM 5 - OTHER INVESTMENTS

     Major Line                   Other                      Other
of Energy-Related           Investment in last        Investment in this         Reason for difference in
     Business                  U-9C-3 Report             U-9C-3 Report               Other Investment
---------------------       ------------------        ------------------         ------------------------

Confidential treatment requested





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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements:

     Income Statement - Confidential treatment requested

     Balance Sheet - Confidential treatment requested

Exhibits:
   1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits. Agreement and Plan of Merger between Columbia Natural Resources, Inc. and Alamco, Inc. was filed as Exhibit 2-B to the Second Quarter 1997 Report on Form 10-Q for The Columbia Gas System, Inc. (file number 1-1098) and herein incorporated by reference.

   2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         NOT APPLICABLE.





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                                   SIGNATURE



          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                The Columbia Gas System, Inc.
                                           -------------------------------------
                                                         (Registrant)





Date:    November 26, 1997                 By:        /s/ M. W. O'Donnell
                                               ---------------------------------
                                                          M. W. O'Donnell
                                                      Senior Vice President &
                                                      Chief Financial Officer





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